Eur Ing Bruce Pilcher
Micon International Co Ltd
Tremough Innovation Centre, Penryn Campus,
Penryn, TR10 9TA, Cornwall, UK

Consent of Qualified Person

I, Eur.Ing. Bruce Pilcher, B.E., C.Eng., FIMMM, FAusIMM CP(Min), consent to the public filing of the technical report titled “Technical Report on the Preliminary Economic Assessment of Lithium Hydroxide Production, Separation Rapids Lithium Project, Kenora, Ontario” and dated November 10, 2016 (the “Technical Report”) by Avalon Advanced Materials Inc. (the “Company”).

I also consent to any extracts from or a summary of the Technical Report in the press releases dated September 27, 2016 and October 25, 2016 (the “Press Releases”) of the Company.

I certify that I have read the Press Releases and that it fairly and accurately represents the information in the sections of the technical report for which I am responsible.

Dated this 10th day of November, 2016

“Bruce Pilcher” {Signed and sealed}

Eur Ing Bruce Pilcher